Exhibit 21.1

Subsidiaries of KinerjaPay Corp.

Subsidiary Name	Jurisdiction of Incorporation
PT Kinerja Pay Indonesia	Indonesia
PT Kinerja Indonesia	Indonesia
PT Kinerja Sukes Gemilang	Indonesia
Kinerja Pay Ltd.	United States